POWER OF ATTORNEY

The undersigned, an officer of MacKenzie Realty Capital, Inc., a Maryland corporation, (the "Company"), does hereby individually appoint Charles E. Patterson II or Jeri Bluth, or either of them, with full power of substitution, the agent and attorney-in-fact for the undersigned (the "Agents"), to execute and deliver, for and on behalf of the undersigned, Reports on Forms 3, 4 and 5 pursuant to Section 16, or Schedule 13Ds or 13Gs pursuant to Section 13, of the Securities and Exchange Act of 1934 (the "Act"), to be filed with the Securities and Exchange Commission, and any and all amendments to such Forms 3, 4 and 5, or Schedules 13D or 13G, in accordance with information regarding trading shares of the Company's common stock provided by the undersigned.

The undersigned understands and agrees that (i) this Power of Attorney does not relieve the undersigned of his or her duties and responsibilities under the Act but rather is executed as a convenience to the undersigned in complying with the Act, and (ii) the Agents and the Company assume no responsibility or liability in connection herewith, but undertake only to facilitate the undersigned's compliance with the Act in accordance with the undersigned's directions.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Date: **August 20, 2025**

Signature: _Robert Dixon_
Robert Dixon